FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2014
Commission File Number 1-812

HAMILTON SUNDSTRAND de PUERTO RICO
SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Hamilton Sundstrand de Puerto Rico Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 29, 2015

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2014	December 31, 2013
Assets:
Investments, at fair value	$20,099,468	$17,719,416
Contributions receivable:
Participants'	49,243	63,833
Employer's	17,583	23,056
Notes receivable from participants	3,500,985	2,929,704
Net assets available for benefits	$23,667,279	$20,736,009

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014
Additions to net assets attributed to:
Investment income:
Interest	$637
Dividends	449,833
Net appreciation in fair value of investments	414,936
Contributions:
Participants'	1,811,617
Employer's	636,578
Interest income on notes receivable from participants	243,203
Total additions	3,556,804
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	625,534
Total deductions	625,534
Net increase	2,931,270
Net assets available for benefits December 31, 2013	20,736,009
Net assets available for benefits December 31, 2014	$23,667,279
The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan (the "Plan"), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation ("UTC" or "Employer"). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.
Trustee and Recordkeeper. Banco Popular de Puerto Rico is the Plan's Trustee and Administrative Recordkeeper and holds all of the Plan's assets and performs participant account recordkeeping services.
Contributions and Vesting. Participants may elect to contribute up to $15,000 of pre-tax eligible compensation, as defined, and may make additional after-tax contributions through payroll deductions subject to statutory limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2014, the Plan offered seven investment options to participants: three growth funds, one income fund, two money market funds and UTC Common Stock.
The company matching contribution is equal to 100 percent of the participant's eligible contributions from the first 2 percent of base pay, as defined. Employer and participant contributions are deposited into the investment funds in accordance with the participants' elections.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service, as defined.
Participant Accounts. Based on the participant's account balance, the Plan allocates interest, dividends, and realized and unrealized gains and losses on investments of the funds directly to each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures are used to reduce the Employer contribution to the Plan. For the year ended December 31, 2014, approximately $12,000 of forfeitures was used to fund a portion of UTC's contributions.
Voting Rights. UTC Common Stock is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the stock. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.
Notes Receivable from Participants. Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less, with terms ranging from 1 to 10 years. The interest rate on participant loans was 9 percent during 2014 and 2013.
Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant or beneficiary in the case of death. Participants are also eligible for hardship withdrawals in accordance with the Plan document.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition. The Plan's investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan's investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.
Net appreciation in the fair value of investments includes realized and unrealized gains and losses.

Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.
Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2014. Investment management fees are included within net appreciation.
Payments of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2014 through the date the financial statements were issued.
NOTE 3 - FAIR VALUE OF INVESTMENTS
The Fair Value Measurements and Disclosure Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of those investments:
Cash and cash equivalents – Money market accounts are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.
Mutual Funds – Shares held in mutual funds are valued at the prices as of the last business day of each period presented.
UTC Common Stock – UTC Common Stock is stated at fair value determined using the closing sales price as of the valuation date.
There have been no transfers in or out of Level 1 and Level 2 fair value measurements during the year ended December 31, 2014.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$148,842	$—	$—	$148,842
Money market accounts	—	5,579,186	—	5,579,186
Equities mutual funds	6,542,398	—	—	6,542,398
UTC Common Stock	6,352,830	—	—	6,352,830
Fixed income mutual funds	1,476,212	—	—	1,476,212
Total	$14,520,282	$5,579,186	$—	$20,099,468

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$15,360	$—	$—	$15,360
Money market accounts	—	4,724,810	—	4,724,810
Equities mutual funds	5,766,129	—	—	5,766,129
UTC Common Stock	5,936,377	—	—	5,936,377
Fixed income mutual funds	1,276,740	—	—	1,276,740
Total	$12,994,606	$4,724,810	$—	$17,719,416
NOTE 4 - INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
	2014	2013
UTC Common Stock, 55,242 and 52,165 shares, respectively	$6,352,830	$5,936,377
Federated Government Obligations Fund, 4,659,932 and 3,952,764 units, respectively	$4,659,933	$3,952,764
DWS Equity 500 Index Fund, 19,897 and 18,565 units, respectively	$4,473,133	$3,879,312
DWS U.S. Bond Index Fund, 147,327 and 128,574 units, respectively	$1,476,212	$1,276,740
Vanguard Small Cap Index Fund, 26,203 and 24,507 units, respectively	$1,463,682	$1,291,257
During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $414,936. UTC Common Stock appreciated by $75,682 and mutual fund investments appreciated by $339,254.
NOTE 5 - RELATED-PARTY TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2014, the Plan purchased shares of UTC Common Stock in the amount of $1,504,207 including dividends and interest in the amount of $126,203, sold shares of UTC Common Stock in the amount of $1,163,436, and had net appreciation on the UTC Common Stock in the amount of $75,682. The total value of the Plan's interest in UTC Common Stock was $6,352,830 and $5,936,377 at December 31, 2014 and 2013, respectively.

NOTE 6 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from these financial statements to the Form 5500:

Year Ended December 31, 2014
Net assets available for benefits per financial statements	$23,667,279
Less: Deemed distributions of participant loans	34,088
Net assets available for benefits per Form 5500	$23,633,191

Year Ended December 31, 2014
Distribution to participants or beneficiaries per the financial statements	$625,534
Add: Deemed distributions of participant loans	34,088
Distribution to participants or beneficiaries per Form 5500	$659,622

Deemed distributions of participant loans are included within the Notes receivable from participant balance per the financial statements, however are reported as taxable distributions per Form 5500.

NOTE 8 - TAX STATUS
Effective January 1, 2011, the Hamilton Sundstrand de Puerto Rico Savings Plan was amended to comply with the provisions of the Internal Revenue Code (IRC) for a new Puerto Rico, as amended (Code) and the Internal Revenue Circular Letter No. 11-10 of December 16, 2011.
During 2012, the Plan was amended to incorporate the new limits and other modifications required by the Internal Revenue Code for a New Puerto Rico and Technical Amendment ("Act No. 232") and to be in compliance with the Act No. 232 issued in 2011.
On April 26, 2013, the Plan received correspondence from The Puerto Rico Department of Treasury stating the amendments made to the Plan in 2012, as discussed above, were approved and comply with the provisions of the new Puerto Rico Internal Revenue Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by The Puerto Rico Department of Treasury. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SUPPLEMENTAL SCHEDULE
HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside of VFCP[1]	Contributions Pending Correction in VFCP [1]	Total Fully Corrected Under VFCP[1] and PTE[2] 2002-51
$1,350,661	See note 3 below	$1,350,661	$—	$—

1 Voluntary Fiduciary Correction Program
2 Prohibited Transaction Exemption
3 A contribution of approximately $1,000 (calculated in accordance with the VFCP calculator) will be made to participants' accounts within 15 days to finalize correction of these late remittances outside of VFCP.

SUPPLEMENTAL SCHEDULE
HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost value	Current value
*	United Technologies Corporation	Common Stock, $1.00 par value	**	$6,352,830
	Federated Government Obligations Fund	Money Market Fund	**	4,659,933
	DWS Equity 500 Index Fund	Mutual Fund	**	4,473,133
	DWS U.S. Bond Index Fund	Mutual Fund	**	1,476,212
	Vanguard Small Cap Index Fund	Mutual Fund	**	1,463,682
	Deutsche Cash Management Fund Institutional	Money Market Fund	**	919,253
	DWS EAFE Equity Fund Index	Mutual Fund	**	605,583
	Banco Popular Time Deposit Open Account	Interest-Bearing Cash Account	148,842	148,842
*	Plan Participants	Notes receivable from participants collateralized by participant balances, 9 percent interest, terms ranging from 1 to 10 years	—	3,500,985
				$23,600,453

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SIGNATURE
The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated:	June 29, 2015	By:	/s/ NATALIE MORRIS
Natalie Morris Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.